SECU 05037323 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2005

SEC FILE NUMBER
8- 53730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CASCADE FINANCIAL MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1512 LARIMER STREET, SUITE 250
(No. and Street)

DENVER	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID J. TURNER — 303-292-1121
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bowden, Wade J
(Name – *if individual, state last, first, middle name*)

3150 Highway 278, Suite 105, Covington, Georgia 30014
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David J. Turner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cascade Financial Management, Inc., as of February 25, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

STATE OF COLORADO ROBYN A. OWENS NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. - Exemptive Provision
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL

**REQUIRED BY
SECURITIES EXCANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3**

CASCADE FINANCIAL MANAGEMENT, INC.
Board of Directors:

In planning and performing our audit of the financial statements and supplemental schedules of Cascade Financial Management, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section B of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

3150 HWY 278, SUITE 105
COVINGTON, GEORGIA 30014
PH 770-639-4637
FAX 678-868-1411
WBOWDEN@MINDSPRING.COM

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wade J. Bowden & Company CPAs, P.C.

Wade J Bowden & Company CPAs, P.C.
February 21, 2005

CASCADE FINANCIAL MANAGEMENT, INC.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004 AND INDEPENDENT AUDITORS' REPORT

Wade J Bowden & Company, P.C.

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC

Table of Contents

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

CASCADE FINANCIAL MANAGEMENT, INC. and its
Wholly-Owned Subsidiary, CFMI Insurance Agency, LLC

We have audited the accompanying consolidated statement of financial condition of Cascade Financial Management, Inc. and its wholly-owned subsidiary, CFMI Insurance Agency, LLC, as of December 31, 2004, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cascade Financial Management, Inc. and its subsdiary as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J Bowden & Company CPAs, P.C.

Atlanta, Georgia
February 21, 2005

3150 HIGHWAY 278, SUITE 105
COVINGTON, GA 30014
PH 770-639-4637 FAX 678-868-1411

CASCADE FINANCIAL MANAGEMENT, INC.

AND ITS WHOLLY-OWNED SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

CURRENT ASSETS:		
Cash (Note 1)	$	138,706
Cash deposits with clearing organizations		35,000
Receivable from broker-dealer and clearing organization (Note 2)		73,447
Prepaids:		
NASD fees		20,059
Insurance		9,607
Other		16,314
Total current assets		293,133
FURNITURE AND EQUIPMENT (Note 1)		68,637
Less accumulated depreciation		(20,641)
Furniture and equipment - net		47,996
OTHER ASSETS:		
Security deposit		6,923
Organizational costs, net of accumulated amortization of $11,090		7,914
Total other assets		14,837
TOTAL	$	355,966

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	139,098
Employee benefit plan payable		7,674
Total current liabilities		146,772
STOCKHOLDERS' EQUITY:		
Common stock, no par value; 50,000 shares authorized, 160 issued and outstanding		202,259
Retained earnings		6,935
Total stockholders' equity		209,194
TOTAL	$	355,966

See Independent Auditors' Report and
Notes to Consolidated Financial Statements.

CASCADE FINANCIAL MANAGEMENT, INC.

AND ITS WHOLLY-OWNED SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES:		
Commissions (Note 5)	$	1,497,515
Investment advisory fees		475,660
Insurance fees		279,028
Other income		50,000
Interest		4,201
Total revenues		2,306,404
EXPENSES:		
Commissions (Note 7)		1,341,902
Employee compensation and benefits		212,539
Rent (Note 5)		154,833
Payroll and property taxes		130,891
Professional services		109,282
Market research and quotes		108,048
Insurance		89,456
Meals and entertainment		29,197
Registration and licensing		26,297
Supplies		25,804
Marketing and business development		25,211
Repairs and maintenance		24,983
Training		15,824
Depreciation (Note 1)		9,930
Contributions		8,070
Amortization (Note 1)		3,799
Moving expenses		3,013
Interest		1,478
Travel		158
Other expenses		62
Total expenses		2,320,777
NET LOSS		(14,373)

See Independent Auditors' Report and
Notes to Consolidated Financial Statements.

CASCADE FINANCIAL MANAGEMENT, INC.

AND ITS WHOLLY-OWNED SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
BALANCES AT DECEMBER 31, 2003	135	$151,158	$21,308	$ 172,466
NET LOSS			(14,373)	(14,373)
ISSUANCE OF COMMON SHARES	25	51,101		51,101
BALANCES AT DECEMBER 31, 2004	160	$ 202,259	$ 6,935	$ 209,194

See Independent Auditors' Report and
Notes to Consolidated Financial Statements.

CASCADE FINANCIAL MANAGEMENT, INC.

AND ITS WHOLLY-OWNED SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004
FOR THE YEAR ENDED DECEMBER 31, 2004

OPERATING ACTIVITIES:		
Net loss	$	(14,373)
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation and amortization		13,729
Changes in assets and liabilities, net of effects from non-cash investing and financing activates:		
(Increase) decrease in assets:		
Receivable from broker-dealer and clearing organization		26,461
Prepaids		12,334
Security deposit		(449)
Increase (decrease) in liabilities:		
Accounts payable and accrued liabilities		(24,980)
Employee benefits plan payable		7,674
NET CASH USED BY OPERATING ACTIVITIES		20,396
INVESTING ACTIVITIES -		
Purchases of furniture and equipment		(16,520)
FINANCING ACTIVITIES -		
Proceeds from issuance of common stock		51,101
NET INCREASE IN CASH		54,977
CASH AT BEGINNING OF YEAR		83,729
CASH AT END OF YEAR	$	138,706

See Independent Auditors' Report and
Notes to Consolidated Financial Statements.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Cascade Financial Management, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company has offices in Denver, Ft. Collins, and Boulder, Colorado. The Company was incorporated as a Colorado Corporation in 2002.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned single member LLC subsidiary, CFMI Insurance Agency, LLC. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and investment advisory. All material intercompany balances and transactions are eliminated in consolidation.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The transactions recorded on a settlement-date basis are not materially different from the trade-date basis.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the terms of the agreements.

Income Taxes

There is a current year book and taxable loss, thus no provision has been provided.

Depreciation and Amortization

Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years. Amortization is on a straight-line basis using estimated useful lives of five years.

- Continued -

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

2. RECEIVABLE - CLEARING ORGANIZATION

The amounts receivable from the clearing organization for the year ended December 31, 2004 was $73,447. The Company clears all of its customer transactions through a broker-dealer independent of the Company on fully disclosed basis.

3. PENSION PLAN

Effective in 2002, the Company implemented a 401(k) pension plan for all eligible employees. Employees are eligible to participate in the plan if they meet certain age limits, annual hours worked and length of employment requirements. Generally, employees could defer up to $12,000 in 2004. The employer has elected to contribute $7,647 for the year ended December 31, 2004. The amount is accrued and will be paid before the Company files income tax returns.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $100,381, which was $50,381 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 1.22 to 1.

5 COMMITMENTS

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2004 are listed below:

Year Ending December 31:	Office	Equipment		Total
2005	$ 85,377	$6,831	$	92,208
2006	87,685			87,685
2007	89,992			89,992
2008	92,300			92,300
2009	94,607			94,607
2010	64,610			64,610
Total	$ 514,571	$ 6,831	$	521,402

The Company also has other rent agreements of one year or less. The aggregate expense for the year ended December 31, 2004 was $154,833.

6. CONSOLIDATED SUBSIDIARY

CFMI Insurance Agency, LLC is a Colorado Limited Liability Company (the LLC). All of the member interests are owned by the Company. The LLC was formed on May 10, 2002 to sell insurance policies.

The following is a summary of the balance sheet of the Company's consolidated subsidiary at year-end:

	2004
Assets	$1,102
Liabilities	1,002
Member equity	100

The assets of the subsidiary are readily available for protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1.

7. RELATED PARTY TRANSACTIONS

The Company has a broker relationship with Holmes and Turner Financial Services. The president of the Company is one of the owners of Holmes and Turner Financial Services. The Company earned $167,349 in commission revenue for the year ended December 31, 2004. The Company recorded $111,788 of commission expense in transactions with Holmes and Turner for the year ended December 31, 2004.

8. EXEMPTIVE PROVISION

The Company claims an exemption from SEC Rule 15c3-3 based on Section (k)(2)(ii) that all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing broker is RBC Dain Rauscher, Inc.

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE

SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

	SCHEDULE 1
TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 209,194
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Furniture and equipment - net	(47,996)
Organizational costs - net	(7,914)
Prepaid expenses	(45,980)
Security deposit	(6,923)
NET CAPITAL	100,381
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued liabilities	115,093
Employee benefit plan payable	7,674
Total aggregate indebtedness	122,767
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum dollar net capital requirement	50,000
Excess net capital	50,381
Excess net capital at 1,000 percent	88,104
Ratio: Aggregate indebtedness to net capital	1.22 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2004):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	101,206
Audit adjustments to record additional expenses	(825)
NET CAPITAL PER ABOVE	$ 100,381

See Independent Auditors' Report

CASCADE FINANCIAL MANAGEMENT, INC.

AND ITS WHOLLY-OWNED SUBSIDIARY

CONSOLIDATING SCHEDULE OF FINANCIAL CONDITION
December 31, 2004

ASSETS	Cascade Financial Management, Inc.	CFMI Insurance Agency, LLC	Eliminations	Consolidated
CURRENT ASSETS:				
Cash (Notes 1 and 6)	$ 138,706			$ 138,706
Cash deposits with clearing organizations	35,000			35,000
Receivable from broker-dealer and clearing organization (Note 2)	73,447			73,447
Prepaids:				
NASD fees	20,059			20,059
Insurance	9,607			9,607
Other	16,314			16,314
Investment in CFMI Insurance Agency, LLC	100		(100)	
Total current assets	293,233	0	0	293,133
FURNITURE AND EQUIPMENT (Notes 1 and 6)	68,637			68,637
Less accumulated depreciation	(20,641)			(20,641)
Furniture and equipment - net	47,996	0	0	47,996
OTHER ASSETS:				
Security deposit	6,923			6,923
Organizational costs, net of accumulated amortization of $11,090	6,812	1,102		7,914
Total other assets	13,735	1,102	0	14,837
TOTAL	$ 354,964	1,102	0	355,966

LIABILITIES AND STOCKHOLDER'S EQUITY	Cascade Financial Management, Inc.	CFMI Insurance Agency, LLC	Eliminations	Consolidated
CURRENT LIABILITY -				
Accounts payable and accrued liabilities	$ 139,098			$ 139,098
Employee benefit plan payable	7,674			7,674
Total current liabilities	146,772			146,772
STOCKHOLDER'S EQUITY:				
Common stock, no par value; 50,000 shares authorized, 135 issued and outstanding	202,259			202,259
Retained earnings	5,933			6,935
Member equity		1,102	(1,102)	0
Total stockholder's equity	208,192	1,102	(1,102)	209,194
TOTAL	$ 354,964	1,102		355,966

See Independent Auditors' Report

CASCADE FINANCIAL MANAGEMENT, INC.

AND ITS WHOLLY-OWNED SUBSIDIARY

CONSOLIDATING SCHEDULE OF OPERATIONS
December 31, 2004

	Cascade Financial Management, Inc.	CFMI Insurance Agency, LLC	Eliminations	Consolidated
REVENUES:				
Commissions (Note 8)	$ 1,497,515			$ 1,497,515
Investment advisory fees	475,660			475,660
Insurance fees		$ 279,028		279,028
Other income	50,000			50,000
Interest	4,202			4,202
Equity income from subsidiary	24,766		$ (24,766)	-
Total revenues	2,052,142	279,028	(24,766)	2,306,404
EXPENSES:				
Commissions (Note 8)	1,088,160	253,742		1,341,902
Employee compensation and benefits	212,539			212,539
Rent (Note 5)	154,833			154,833
Payroll and property taxes	130,891			130,891
Market research and quotes	108,048			108,048
Insurance	89,456			89,456
Professional services	109,282			109,282
Meals and entertainment	29,197			29,197
Marketing and business development	25,211			25,211
Registration and licensing	26,297			26,297
Supplies	25,804			25,804
Repairs and maintenance	24,983			24,983
Training	15,824			15,824
Depreciation (Note 1)	9,930			9,930
Contributions	8,070			8,070
Amortization (Note 1)	3,279	520		3,799
Moving expenses	3,013			3,013
Interest	1,478			1,478
Travel	158			158
Other expenses	60			60
				-
Total expenses	2,066,514			2,320,775
INCOME BEFORE TAXES	$ (14,372)			$ (14,371)

See Independent Auditors' Report